Mail Stop 4628

                                                            August 29, 2018

Via E-Mail
Spencer Schwartz
Executive Vice President and Chief Financial Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577

       Re:     Atlas Air Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
               File No. 1-16545

Dear Mr. Schwartz:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated January 5, 2016, you discussed contacts with Sudan and Syria.
      We also are aware of a third party website that represents that you have a branch/location in Syria. In addition, you identify DHL as a customer and joint venture partner, and your subsidiary Titan Aviation's website identifies FedEx Express and Emirates Sky Cargo as customers. Each of these companies provides shipping services to or from Sudan and/or
      Syria.

       Your disclosure does not discuss contacts with Sudan or Syria. As you know, Sudan and
       Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria
 Spencer Schwartz
Atlas Air Worldwide Holdings, Inc.
August 29, 2018
Page 2

       since your 2016 letter, including with their governments, whether through subsidiaries, customers, charterers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Anne Nguyen Parker
       Assistant Director